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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                          Atlantic Data Services, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    048523104
                                 (CUSIP Number)


                                  May 21, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages

CUSIP NO. 048523104                      13G                  PAGE 2 OF 10 PAGES


  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert W. Howe

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                           5    SOLE VOTING POWER

                                1,765,080
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                223,860
          EACH
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 1,765,080

                           8    SHARED DISPOSITIVE POWER

                                223,860

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,988,940

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   / /

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        15.51%

 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN


                               Page 2 of 10 pages

CUSIP NO. 048523104                      13G                  PAGE 3 OF 10 PAGES


  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William H. Gallagher

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                           5    SOLE VOTING POWER

                                1,765,080
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                223,860
          EACH
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 1,765,080

                           8    SHARED DISPOSITIVE POWER

                                223,860

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,988,940

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   / /

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        15.51%

 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN


                               Page 3 of 10 pages

CUSIP NO. 048523104                      13G                  PAGE 4 OF 10 PAGES


  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lee M. Kennedy

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                           5    SOLE VOTING POWER

                                1,000,000
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 1,000,000

                           8    SHARED DISPOSITIVE POWER

                                0

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   / /

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.80%

 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN


                               Page 4 of 10 pages

ITEM 1(a).    NAME OF ISSUER:  Atlantic Data Services, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Batterymarch Park, Quincy, MA  02169

ITEM 2(a). NAMES OF PERSONS FILING: Robert W. Howe ("Howe"), William H. Gallagher ("Gallagher") and Lee M. Kennedy ("Kennedy"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the business office of Howe and Gallagher is One Batterymarch Park, Quincy, MA 02169. The address of the business office of Kennedy is 1792 Dorchester Avenue, Boston, MA 02124.

ITEM 2(c). CITIZENSHIP: Each of the Reporting Persons is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value ("Common Stock").

ITEM 2(e).    CUSIP NUMBER:  048523104.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d- 1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act.

              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

              (e) [ ] Investment Adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E).

              (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

              (g) [ ] A Parent Holding Company, in accordance with Section
                      240.13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

              (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

              Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


                               Page 5 of 10 pages

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: Howe is the record owner of 1,765,080 shares as of December 31, 1998 (the "Howe Shares"). Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership, which is the record owner of 223,860 shares (the "Howe Family Limited Partnership Shares"). Howe is deemed to own beneficially the Howe Limited Partnership Shares and the Howe Shares for a total of 1,988,940 shares.

                     Howe disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

                     Gallagher is the record owner of 1,765,080 shares as of December 31, 1998 (the "Gallagher Shares"). Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership, which is the record owner of 223,860 shares (the "Gallagher Family Limited Partnership Shares"). Gallagher is deemed to own beneficially the Gallagher Limited Partnership Shares and the Gallagher Shares for a total of 1,988,940 shares.

                     Gallagher disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

                     Kennedy is the record owner of 1,000,000 shares as of December 31, 1998 (the "Kennedy Shares").

              (b)    Percent of Class: Howe and Gallagher: 15.51% each. Kennedy:
                     7.80%. The foregoing percentages are calculated based on the 12,826,106 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Atlantic Data Services, Inc. for the quarter ended September 30, 1998, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 1,765,080 shares for Howe, 1,765,080 shares for Gallagher and 1,000,000 shares for Kennedy.

                     (ii) shared power to vote or to direct the vote: 223,860 shares for Howe, 223,860 shares for Gallagher and 0 shares for Kennedy.

                     (iii) sole power to dispose or to direct the disposition of: 1,765,080 shares for Howe, 1,765,080 shares for Gallagher and 1,000,000 shares for Kennedy.

                     (iv) shared power to dispose or to direct the disposition of: 223,860 shares for Howe, 223,860 shares for Gallagher and 0 shares for Kennedy.


                               Page 6 of 10 pages

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d - 1(c).


                               Page 7 of 10 pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 11, 1999
                                        ------------------------
                                                  Date


                                        /s/ Robert W. Howe
                                        ------------------------
                                        Robert W. Howe


                                        /s/ William H. Gallagher
                                        ------------------------
                                        William H. Gallagher


                                        /s/ Lee M. Kennedy
                                        ------------------------
                                        Lee M. Kennedy


                               Page 8 of 10 pages